Exhibit 99.1

RADCOM Delivers 16% YoY Revenue Growth and Strong Margin Expansion in Q3 2025

AI and 5G adoption drives demand as the Company sees positive cash flow with the highest operating margin in seven years

Tel Aviv, Israel – November 12, 2025 – RADCOM Ltd. (Nasdaq: RDCM) announced today its financial results for the third quarter of 2025 and for the nine-month period ended September 30, 2025.

Benny Eppstein, Chief Executive Officer, said, “RADCOM remains committed to delivering advanced, intelligent solutions that are transforming the assurance landscape. Driven by successful execution, we delivered record revenue of $18.4 million, our highest operating margin since 2018, record non-GAAP operating income, and more than $5 million in positive cash flow during the third quarter. These results underscore the resilience of our operating model and the clear value our AI-driven assurance solutions provide in lowering total cost of ownership and enabling comprehensive observability across customer networks.”

“Heading into the fourth quarter, we maintain strong operating momentum and clear visibility toward achieving our full-year guidance of 15%-18% year-over-year revenue growth,” continued Mr. Eppstein. “We remain focused on executing with discipline, converting our robust pipeline into revenue, expanding within our current installed base, and advancing strategic partnerships that reinforce our market position and extend our technology leadership.”

Third Quarter of 2025 Financial Highlights:

●	Total revenues for the third quarter of 2025 were $18.4 million, compared to $15.8 million in the third quarter of 2024, or 16.2% year-over-year growth.

●	GAAP operating income for the third quarter of 2025 was $2.4 million, or 13.1% of revenue, compared to GAAP operating income of $1.2 million, or 7.6% of revenue, for the third quarter of 2024.

●	Non-GAAP operating income for the third quarter of 2025 was $3.8 million, or 20.9% of revenue, compared to non-GAAP operating income of $2.6 million, or 16.7% of revenue, for the third quarter of 2024.

●	GAAP net income for the third quarter of 2025 was $3.5 million, or $0.21 per diluted share, compared to GAAP net income of $2.3 million, or $0.14 per diluted share, for the third quarter of 2024.

●	Non-GAAP net income for the third quarter of 2025 was $4.9 million, or $0.29 per diluted share, compared to non-GAAP net income of $3.7 million, or $0.23 per diluted share, for the third quarter of 2024.

●	Positive cash flow of $5.1 million in the third quarter of 2025. As of September 30, 2025, the company had cash and cash equivalents and short-term bank deposits of $106.7 million, and no debt, ending the third quarter with its highest ever cash levels.

First nine months of 2025 Financial Highlights:

●	Total revenues for the first nine months of 2025 were $52.6 million, compared to $44.8 million in the first nine months of 2024, or 17.6% year-over-year growth.

●	GAAP operating income for the first nine months of 2025 was $5.6 million, or 10.7% of revenue, compared to GAAP operating income of $1.8 million, or 4.0% of revenue, for the first nine months of 2024.

●	Non-GAAP operating income for the first nine months of 2025 was $10.4 million, or 19.8% of revenue, compared to non-GAAP operating income of $6.7 million, or 14.9% of revenue, for the first nine months of 2024.

●	GAAP net income for the first nine months of 2025 was $8.3 million, or $0.50 per diluted share, compared to GAAP net income of $4.7 million, or $0.29 per diluted share, for the first nine months of 2024.

●	Non-GAAP net income for the first nine months of 2025 was $13.2 million, or $0.79 per diluted share, compared to non-GAAP net income of $9.7 million, or $0.61 per diluted share, for the first nine months of 2024.

Recent Highlights:

●	RADCOM recently secured 1Global as a new customer, deploying RADCOM ACE as its AI-driven assurance solution to enhance customer experiences across Europe, North America, and Asia, supporting more than 43 million connections.

●	RADCOM launched its High-Capacity User Analytics solution, the first assurance vendor to capture network data at speeds of up to 400Gbps on a single server, delivering real-time analytics at a fraction of the cost. This solution leverages NVIDIA BlueField-3 data processing units.

Outlook

RADCOM reaffirms its full-year 2025 guidance of 15%-18% year-over-year revenue growth, implying $71.1 million in revenue at the midpoint.

Conference Call and Webinar

RADCOM’s management will host an interactive conference call today, November 12, 2025, at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the results and answer participants’ questions.

●	By phone: Dial in at least 5 minutes before the call begins. A replay will be available later the same day at https://radcom.com/financial-information/.

o	From the US (toll-free): +1-866-652-8972
o	From other locations: +972-3-918-0609

●	By webinar: Join the audio webinar at https://www.veidan-conferencing.com/radcom. Please log in at least 10 minutes before the start time to complete registration and install any required software. A replay will be available at the same link for 90 days after the event.

###

For all investor inquiries, please contact:

Investor Relations:
Rob Fink or Joey Delahoussaye
FNK IR
rdcm@fnkir.com
+1-646-809-4048 / +1-312-809-1087

Company Contact:
Hadar Rahav
CFO
Hadar.Rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability—from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks. Through powerful, data-driven analytics, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) related to acquisitions, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2025 revenue guidance, operating momentum, the Company’s commitment to delivering solutions that are transforming the assurance landscape, continued adoption of AI and 5G, the resilience of the Company’s operating model and the value its AI-driven assurance solutions provide in lowering total cost of ownership and enabling comprehensive observability across customer networks, converting the Company’s robust pipeline into revenue, expanding the Company’s current installed base, extending the Company’s technology leadership and advancing the Company’s strategic partnerships, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	$18,388	$15,821	$52,637	$44,745
Cost of revenues	4,364	4,064	12,823	11,609
Gross profit	14,024	11,757	39,814	33,136

Research and development, gross	5,119	4,696	14,832	13,910
Less - royalty-bearing participation	189	182	214	571
Research and development, net	4,930	4,514	14,618	13,339

Sales and marketing	5,144	4,552	14,944	13,162

General and administrative	1,535	1,484	4,635	4,858
Total operating expenses	11,609	10,550	34,197	31,359

Operating income	2,415	1,207	5,617	1,777

Financial income, net	1,163	1,076	3,076	3,035

Income before taxes on income	3,578	2,283	8,693	4,812

Taxes on income	107	32	344	92

Net income	$3,471	$2,251	$8,349	$4,720

Basic net income per ordinary share	$0.21	$0.14	$0.52	$0.30
Diluted net income per ordinary share	$0.21	$0.14	$0.50	$0.29
Weighted average number of ordinary shares used in computing basic net income per ordinary share	16,357,554	15,748,498	16,183,572	15,595,365
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	16,923,983	16,159,110	16,766,553	16,002,167

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
GAAP gross profit	$14,024	$11,757	$39,814	$33,136
Stock-based compensation	99	107	298	290
Amortization of intangible assets	57	57	168	169
Non-GAAP gross profit	$14,180	$11,921	$40,280	$33,595

GAAP research and development, net	$4,930	$4,514	$14,618	$13,339
Stock-based compensation	421	488	1,308	1,550
Non-GAAP research and development, net	$4,509	$4,026	$13,310	$11,789

GAAP sales and marketing	$5,144	$4,552	$14,944	$13,162
Stock-based compensation	504	528	1,709	1,517
Amortization of intangible assets	29	29	86	87
Non-GAAP sales and marketing	$4,611	$3,995	$13,149	$11,558

GAAP general and administrative	$1,535	$1,484	$4,635	$4,858
Stock-based compensation	323	224	1,244	1,265
Non-GAAP general and administrative	$1,212	$1,260	$3,391	$3,593

GAAP total operating expenses	$11,609	$10,550	$34,197	$31,359
Stock-based compensation	1,248	1,240	4,261	4,332
Amortization of intangible assets	29	29	86	87
Non-GAAP total operating expenses	$10,332	$9,281	$29,850	$26,940

GAAP operating income	$2,415	$1,207	$5,617	$1,777
Stock-based compensation	1,347	1,347	4,559	4,622
Amortization of intangible assets	86	86	254	256
Non-GAAP operating income	$3,848	$2,640	$10,430	$6,655

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
GAAP income before taxes on income	$3,578	$2,283	$8,693	$4,812
Stock-based compensation	1,347	1,347	4,559	4,622
Amortization of intangible assets	86	86	254	256
Financial expenses	22	40	49	111
Non-GAAP income before taxes on income	$5,033	$3,756	$13,555	$9,801

GAAP net income	$3,471	$2,251	$8,349	$4,720
Stock-based compensation	1,347	1,347	4,559	4,622
Amortization of intangible assets	86	86	254	256
Financial expenses	22	40	49	111
Non-GAAP net income	$4,926	$3,724	$13,211	$9,709

GAAP net income per diluted share	$0.21	$0.14	$0.50	$0.29
Stock-based compensation	0.07	0.08	0.27	0.30
Amortization of intangible assets	0.01	0.01	0.02	0.02
Financial expenses	(*)	(*)	(*)	(*)
Non-GAAP net income per diluted share	$0.29	$0.23	$0.79	$0.61

Weighted average number of shares used to compute diluted net income per share	16,923,983	16,159,110	16,766,553	16,002,167

(*) Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

(Unaudited)

(thousands of U.S. dollars)

	As of	As of
	September 30, 2025	December 31, 2024
Current Assets
Cash and cash equivalents	$15,941	$19,243
Short-term bank deposits	90,744	75,429
Trade receivables, net	17,302	19,038
Inventories	294	1,667
Other accounts receivable and prepaid expenses	2,570	1,819
Total Current Assets	126,851	117,196

Non-Current Assets
Severance pay fund	3,314	2,985
Other long-term receivables	2,597	3,484
Property and equipment, net	904	879
Operating lease right-of-use assets	3,128	3,421
Goodwill and intangible assets, net	2,355	2,609
Total Non-Current Assets	12,298	13,378

Total Assets	$139,149	$130,574

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,691	$2,457
Deferred revenues and advances from customers	3,061	6,848
Employee and payroll accruals	5,490	7,175
Operating lease liabilities	1,061	966
Other liabilities and accrued expenses	10,482	10,463
Total Current Liabilities	22,785	27,909

Non-Current Liabilities
Accrued severance pay	4,445	3,868
Operating lease liabilities	2,331	2,438
Other liabilities and accrued expenses	645	683
Total Non-Current Liabilities	7,421	6,989

Total Liabilities	$30,206	$34,898

Shareholders’ Equity
Share capital	$797	$769
Additional paid-in capital	165,627	160,761
Accumulated other comprehensive loss	(2,886)	(2,910)
Accumulated deficit	(54,595)	(62,944)
Total Shareholders’ Equity	108,943	95,676

Total Liabilities and Shareholders’ Equity	$139,149	$130,574